Exhibit 99.1
News Release

Sustainable Growth

HARVEST ENERGY ANNOUNCES THIRD QUARTER 2008 RESULTS AND CONTINUES
C$0.30 MONTHLY DISTRIBUTION

Calgary, Alberta – November 12, 2008 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy ("Harvest") today announces the release of its third quarter 2008 financial and operating results. The unaudited financial statements, notes and MD&A pertaining to the period ended September 30, 2008 are filed on SEDAR at www.sedar.com and are available on Harvest's website at www.harvestenergy.ca. All figures reported herein are Canadian dollars unless otherwise stated.

Corporate Highlights:

  Cash from Operating Activities before changes in non-cash working capital and asset retirement obligations was $208.9 million ($1.36 per Trust Unit), and $133.5 million ($0.87 per Trust Unit) after these items. This resulted in distributions declared as a percentage of Cash from Operating Activities of 66% and 104%, respectively;

  Subsequent to the end of the quarter, declared the C$0.30 per unit monthly distribution for each of November and December 2008 and January and February 2009;

  Approved the 2009 budget for the organization which features a $260 mm capital investment in the upstream and a $62 mm capital investment in the downstream reflecting very attractive projects with short-term deliverables. We also expect to continue developing our very attractive longer-term growth opportunities in the upstream and downstream.

Upstream Highlights:

  Upstream production of 54,926 barrels of oil equivalent per day (boe/d) indicates good operational performance;

  Upstream operating cash flow of $296.5 million reflects strong crude oil prices during the quarter and stable production volumes and operating netbacks that were 110% higher than the same quarter the previous year;

  Capital investments of $69.1 million in our western Canadian upstream business contributed to our stable production volumes and resulted in the drilling of 67 gross wells with a 100% success rate. Year to date success ratio is also 100%;

  Excellent results continued from our enhanced waterflood project at Hay River completed during the first quarter. We commenced injection at Suffield in July and thus far have seen performance as expected. We are expecting to begin enhanced water injection at Bellshill Lake in November and install the facilities for polymer enhanced injection at Wainwright in December.

Downstream Highlights:

  Good performance from the operating units at the refinery. Improving heavy fuel oil (HFO) prices allowed us to increase throughput later in the quarter;

  Downstream operating cash flow improved significantly from the second quarter of 2008 and third quarter of 2007 contributing $47.2 million. Attractive margins on distillates and heavy fuel oil offset somewhat weaker gasoline margins;

  Invested $17.2 million in capital improvement projects, including $10.5 million for continued work on the visbreaker enhancement project, with the balance invested in discretionary projects designed to improve reliability and performance. Subsequent to the end of the quarter, we completed the visbreaker expansion project showing good performance on costs. We also have advanced our planning for growth opportunities that will be part of our 2009 budget; and

  Advanced the process to search for a financing partner for the potential $2 billion optional refinery enhancement opportunity. Due to the volatility and instability in financial markets, we believe that we will be in a better position to pursue this opportunity when markets have stabilized.

HARVEST ENERGY
PRESS RELEASE	Page 2 of 6	August 11, 2008

Financial & Operating Highlights

The table below provides a summary of our financial and operating results for the three and nine month periods ended September 30, 2008 and 2007.

	Three Month Period Ended Sept 30			Nine Month Period Ended Sept 30
($000s except where noted)	2008	2007	Change	2008	2007	Change

Revenue, net(1)	1,597,195	1,031,514	55%	4,596,625	3,190,476	44%

Cash From Operating Activities before
changes in non-cash working capital and
asset retirement obligations	208,928	136,208	53%	577,770	594,610	(3%)
Per Trust Unit, basic	$1.36	$0.94	45%	$3.81	$4.39	(13%)

Cash From Operating Activities	133,493	191,049	(30%)	472,147	553,315	(15%)
Per Trust Unit, basic	$0.87	$1.31	(34%)	$3.11	$4.09	(24%)
Per Trust Unit, diluted	$0.84	$1.22	(31%)	$2.95	$3.74	(21%)

Net Income (Loss)(2)	295,788	11,811	2,404%	133,379	87,909	52%
Per Trust Unit, basic	$1.93	$0.08	2,313%	$0.88	$0.65	35%
Per Trust Unit, diluted	$1.73	$0.08	2,063%	$0.88	$0.65	35%

Distributions declared	138,511	166,271	(17%)	410,678	465,598	(12%)
Distributions declared, per Trust Unit	$0.90	$1.14	(21%)	$2.70	$3.42	(21%)
Distributions declared as a percentage of
Cash From Operating Activities before
changes in non-cash working capital and
asset retirement obligations	66%	122%	(56%)	71%	78%	(7%)
Distributions declared as a percentage
Of Cash From Operating Activities	104%	87%	17%	87%	84%	3%

Bank debt				1,199,773	1,205,119	0%
77/8% Senior Notes				260,120	241,628	8%
Convertible Debentures(3)				824,771	650,440	27%
Total long-term debt(3)				2,284,664	2,097,187	9%

Total assets				5,659,227	5,585,651	1%

UPSTREAM OPERATIONS
Daily Production
Light to medium oil (bbl/d)	25,210	27,401	(8%)	25,362	27,342	(7%)
Heavy oil (bbl/d)	11,485	14,217	(19%)	12,182	14,845	(18%)
Natural gas liquids (bbl/d)	2,627	2,219	18%	2,575	2,350	10%
Natural gas (mcf/d)	93,628	96,737	(3%)	96,394	98,682	(2%)
Total daily sales volumes (boe/d)	54,926	59,961	(8%)	56,184	60,984	(8%)

Operating Netback ($/boe)	$60.38	$28.69	110%	$56.08	$28.95	94%

Cash capital expenditures	69,098	73,323	(6%)	188,337	270,031	(30%)

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	99,127	103,983	(5%)	103,832	111,052	(7%)
Aggregate throughput (mbbl)	9,120	9,566	(5%)	28,449	30,317	(6%)

Average Refining Margin (US$/bbl)	$10.47	$3.08	240%	$8.38	$10.57	(21%)

Cash capital expenditures	17,199	12,468	38%	31,845	27,222	17%
(1)	Revenues are net of royalties.
(2)	Net Income (Loss) includes a future income tax expense of $149.5 million and $32.5 million for the three and nine months ended Sept 30, 2008 respectively (future income tax recovery of $54.4 million and future tax expense of $123.3 million for the three and nine months ended Sept 30, 2007) and an unrealized net gain from risk management activities of $359.7 million and a net loss of $6.3 million for the three and nine months ended Sept 30, 2008 respectively (loss of $21.9 million and loss of $25.0 million for the three and nine months ended Sept 30, 2007).
(3)	Includes current portion of Convertible Debentures.

HARVEST ENERGY
PRESS RELEASE	Page 3 of 6	August 11, 2008

Message to Unitholders

The third quarter of 2008 saw the organization continue its strong operational performance in both the upstream and downstream parts of our business. We continue to show good ongoing performance while preparing for potential significant growth opportunities in both our upstream business and downstream business.

In the upstream, we have attractive improved recovery opportunities and development drilling in many of our fields. These short and medium-term opportunities are complemented by longer-term opportunities in carbon dioxide (CO2) flooding and sequestration, coalbed methane, and oilsands development. In the downstream, our attractive debottleneck growth opportunities are complemented with a very attractive and large reconfiguration project. The unique feature of our longer-term opportunities is that they can be matured and progressed effectively with minimal cost, and then advanced quickly when capital is allocated to the project. We are under no requirement to proceed at this time on these projects so we can wait with little cost or loss of net present value while financial markets stabilize.

The strength of our overall asset base is demonstrated by the relative stability of our cashflows during the recent period of significant financial market upheaval. While our upstream business contributed less cashflow in the recent quarter, our downstream business offset that reduction with improved financial contribution. Our corporate cash flow before changes in non-cash working capital and asset retirement obligations totaled $208.9 million, ($1.36 per trust unit) for the quarter, resulting in distributions as a percentage of cash flow of 66%. This was our lowest payout ratio since the second quarter of 2007 and the second lowest payout ratio in the last 11 quarters dating back to 2005.

This financial performance, coupled with our expectations for the remainder of 2008 and early 2009 resulted in Harvest maintaining our current $0.30 per unit monthly distribution level for the months of November and December 2008 and January and February 2009. Over the next few months we will assess the changing economic environment that we are operating under with a view to assessing our optimal distribution strategy to create value for shareholders.

Upstream

Our operating cash flow from the upstream business segment was $296.5 million during the third quarter, driven largely by a strong oil price environment. Excluding the impact of an extended turnaround at a 3rd party operated gas plant in our Bashaw area, our average upstream volumes of 54,926 boe/d were on budget for the period.

We continued to execute our capital program in the third quarter, investing $69.1 million drilling 67 gross (34.7 net) wells which realized a 100% success rate. Year to date, we have now drilled 165 gross (102.1 net) wells with a 100% success rate. Our drilling activities were primarily focused in southeast Saskatchewan where we drilled 18 wells and west central Alberta where we continue with exploration and development success on multi-zone, liquids rich natural gas plays. We are now utilizing multi-stage fracturing technology in a number of areas to increase recovery from horizontal wells in tight light oil and natural gas plays. This technology is expected to result in about three times the recovery at four times the initial rate of an unstimulated wellbore.

In addition to the near term impacts realized by drilling & optimization, our teams are also very focused on longer term opportunities with Enhanced Oil Recovery (EOR) projects. The Hay River waterflood enhancement project completed in the first quarter continues to show excellent results with production contribution exceeding our expectations. We now expect this area to be very active for our winter 2008/2009 drilling season in light of the improved reservoir response. In the third quarter, we commenced injection at our Suffield project and are pleased with early time results. Our enhanced waterflood project for Bellshill is proceeding well and we expect first enhanced injection in mid November. For our Wainwright polymer flood, we began construction of the mixing skid in the second quarter and anticipate that we will be injecting the first slug of polymer into the reservoir early in the new year. These projects are very economic at current oil prices and reflective of the type of enhanced recovery we can do at many of our fields. We expect to continue enhanced recovery projects at other fields in 2009 and future years.

On longer-term projects, approximately 40% of our asset base outside the oilsands is considered amenable to CO2 flooding. With an incremental recovery potential of 10% or more of this approximately 800 million barrel original oil in place asset base, we could increase our reserves significantly through application of this technology. In the oilsands areas of the province, we currently have about 47,000 net acres of leases with about 1 billion barrels of resource. In the Cold Lake oilsands region, we produce about 300 barrels per day from this resource. In the Peace River oilsands region, we plan to drill a further two stratigraphic tests in 2009 to delineate the regional extent of the resource base and test oil quality. In coalbed methane (CBM), we are producing from about 10 gross wells in the Horseshoe Canyon formation. Our resource base of CBM assets is extensive and estimated to contain about 1 trillion net cubic feet of natural gas. We expect to continue increasing production while considering the optimal development strategy.

The sudden drop in natural gas prices and world oil prices in the third quarter reminds us of the need to be highly efficient in our operations and selective in our disciplined capital investment. We have an asset base with considerable short-term opportunity that is highly economic at current oil prices and substantial longer-term opportunity that can be developed as capital is available. We see great opportunity in the asset base.

HARVEST ENERGY
PRESS RELEASE	Page 4 of 6	August 11, 2008

Downstream

In the third quarter, our financial results from the downstream business were very strong and substantially improved in comparison to the second quarter of 2008 or the third quarter of 2007. We were very pleased with our operational and our financial performance.

Throughout the third quarter, we had very good operational performance with on-stream factors of 100% for our major processing units. As distillate products were particularly valuable in the third quarter, we used operational procedures and crude oil selection to maximize our production of distillates. Consistent with the strategy for all of our assets, we strive to continuously improve the performance of these operations. This includes operational improvements that can be undertaken to improve gross margins, but also a focus on cost reduction and efficiency projects. We are unwavering in our commitment to control operating costs and taking a prudent approach to all capital investment opportunities to ensure the maximum return on our invested dollars.

The increase in cashflow from the downstream business relative to the second quarter was driven by significantly improved margins on heavy fuel oil and strong margins continuing on distillate products such as diesel and jet fuel partially offset by a decrease in margins for gasoline. Distillate margins in the third quarter benefited from strong global demand for distillate products where supply and demand balances were tight. We expect excellent distillate margins to continue as winter approaches with the typical seasonal strengthening. Gasoline margins were volatile in the third quarter with low margins early in the quarter and stronger margins later as refinery runs were reduced to balance demand and hurricane-related refinery outages in the Gulf Coast led to low inventories and improved margins.

Our refining business has identified a portfolio of about $300 million of highly economic (40-55% rate of return) debottleneck projects. In 2009, we will be progressing on some of our highly economic debottleneck projects that have been defined over the past year. As well, we expect to advance our planning on other similar growth projects which can be undertaken in future years.

At the refinery we have an attractive $2 billion major reconfiguration project which has an expected rate of return of approximately 20-30%. This major project would expand capacity by about 75,000 barrels per day while reducing the cost of the crude oil that we process and upgrading 100% of the heavy fuel oil that we produce to highly valued distillate products. It appears to be an excellent project but one that we do not need to do to stay competitive. In light of current market conditions, we have elected to defer this project to when financial markets are more supportive.

Corporate

The financial drivers of our performance in the third quarter were very volatile. The third quarter saw a sharp drop in the price of crude oil which has continued into the fourth quarter as well. At the beginning of the third quarter, the price of WTI light sweet crude was approximately US$140/bbl but has recently been about US$65/bbl. The drop in natural gas prices was also significant. These drops have reduced the profitability of all upstream businesses including our own. The full impact however of the drop has been mitigated somewhat by a drop in the value of the Canadian dollar and Harvest's price risk management program. Although our risk management contracts did limit our full participation in the strong oil price environment earlier in 2008, they provide downside protection through June of 2009. As well, we have seen the benefit of a diversified asset base as our downstream business has performed better and offset the reduction in crude oil and natural gas prices. While uncertainty in the global financial markets and a pessimistic economic outlook have led to a drop in share price, we have seen the benefit of our diversified asset base with cashflow improving versus the second quarter.

Although conditions in credit markets are volatile and unstable, we have no near term maturities on our existing debt and are well within our covenants on the bank debt, senior notes and convertible debentures. Currently we have approximately $400mm of undrawn capacity on our committed bank line. This committed financing provides the certainty to weather the current economic environment and be positioned to thrive as markets improve.

With the strong cashflow, we are pleased to be able to maintain our distribution at $0.30/month and declare the distribution for each of the next 4 months. Over that period, we will continue to review the changing economic and financial market conditions that we find ourselves in today with a view to making a change in distribution policy if warranted at that time.

During the third quarter, we continued to focus efforts on maintaining high standards of environmental, health & safety (EH&S) performance. As a result of our commitment to good EH&S practices in both the upstream and downstream business segments, we continue to be an industry leader in this area.

HARVEST ENERGY
PRESS RELEASE	Page 5 of 6	August 11, 2008

2009 Budget

We are also please to announce the approval of our 2009 budget. We create value through the entrepreneurial growth of our assets and the efficient development and operation of those assets. Our unique asset offers opportunities that are highly economic at today's prices along with longer-term opportunities that can be exploited over time.

2009 Upstream - We are budgeting $260 million in annual capital expenditures, weighted towards capturing value of the near-term drilling opportunities on our oil and liquids-rich natural gas properties. We are also continuing to advance our unconventional asset strategy in tight gas, tight oil, oil sands and tertiary enhanced recovery. Based on this level of capital spending, we anticipate 2009 production volumes to average between 52,000 and 53,000 barrels per day, with operating costs of approximately $15/boe. Royalties as a percentage of 2008 revenue are expected to be consistent with our recent historical rates of approximately 17%.

2009 Downstream - We are budgeting $62 million in annual capital expenditures, with approximately one-half directed towards discretionary projects. With planned turnarounds during the year, we anticipate 2009 refinery throughput to average approximately 110,000 bbl/d. Our 2009 per barrel operating costs are expected to be improved relative to 2008 due to anticipated lower purchased energy costs and higher throughput volumes.

Looking forward, we continue to be encouraged by the fundamentals for the upstream and downstream oil businesses that we are active in. Given the characteristics of our assets, we feel confident that we can deliver long-life sustainable performance from our asset base while being opportunistic in timing the development of the identified opportunities that we have on those assets. This creates the opportunity for ongoing yield for investors along with the potential for capital appreciation. With our integrated business model, long life assets and strong technical team, Harvest is truly driving our future for Sustainable Growth.

In closing, I would like to thank all of our Unitholders for your support as we weather the challenging times in the financial markets and enjoy the strong fundamentals that remain in our upstream and downstream combined asset base.

As always, I would encourage you to contact us with your feedback and questions about Harvest Energy.

Distribution Declaration

The distributions declared are based on forecast commodity price levels and operating performance that are consistent with the current environment.

$Cdn Distribution	Record Date	Ex-Distribution Date	Payment Date
$0.30	Nov. 24, 2008	Nov. 20, 2008	Dec. 15, 2008
$0.30	Dec. 31, 2008	Dec. 29, 2008	Jan. 15, 2009
$0.30	Jan. 23, 2009	Jan. 21, 2009	Feb. 17, 2009
$0.30	Feb. 24, 2009	Feb. 20, 2009	Mar. 16, 2009

The Cdn$0.30 per unit is equivalent to approximately US$0.24 per unit if converted using a Canadian/U.S. dollar exchange rate of 0.81. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Conference Call & Webcast

Harvest will be hosting a conference call and Webcast to discuss our third quarter 2008 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on November 13th, 2008. Callers may dial 866-223-7781 (international callers or Toronto local dial 416-641-6136) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 800-408-3053 (international callers or Toronto local dial 416-695-5800) and entering passcode 3271307#.

Webcast listeners are invited to go to the Investor Relations - Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is a significant operator in Canada's energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 72% to crude oil and liquids and 28% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

HARVEST ENERGY
PRESS RELEASE	Page 6 of 6	August 11, 2008

ADVISORY

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Kari Sawatzky, Investor Relations Associate

Corporate Head Office:
Harvest Energy
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone:(403) 265-1178
Toll Free: 1-866-666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca